                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                           FIELDWORKS, INCORPORATED
                           ------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                 31659 P 10 3
                              ------------------
                                (CUSIP Number)


                              Michael E. Johnson
                              Robert D.D. Forbes
                         Glenmount International, L.P.
                      19200 Von Karman Avenue, Suite 400
                        Irvine, California 92612-8512
                                (949) 475-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                AUGUST 16, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
CUSIP NO. 31659 P 10 3                                Page 2 of 12 Pages
         --------------                                    -    --
-----------------------------                      ---------------------------
------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Industrial-Works Holding Co., LLC.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

                          5,746,875 Shares
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          5,746,875 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,746,875 Shares
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                         [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 39%. (Based on 8,894,426 Shares reported as outstanding as
                    ---            ---------
      of May 9, 2000)
         -----------
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      oo
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS)OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------------                      ---------------------------
CUSIP NO. 31659 P 10 3                                Page 3 of 12 Pages
         --------------                                    -    --
-----------------------------                      ---------------------------
------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount International, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [_]
      (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

                          5,746,875 Shares
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             NONE Shares
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          5,746,875 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE Shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,746,875 Shares
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                         [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 39%. (Based on 8,894,426 Shares reported as outstanding as
                    ---            ---------
      of May 9, 2000)
         -----------
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS)OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 31659 P 10 3                                    Page 4 of 12 Pages
          ------------                                         -    --

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                           NONE Shares
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              5,746,875 Shares
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           NONE Shares
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           NONE Shares
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       5,746,875 Shares
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                         [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 39%. (Based on 8,894,426 Shares reported as outstanding as of May 9, 2000)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 31659 P 10 3                                    Page 5 of 12 Pages
          ------------                                         -    --

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount Investment, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              5,746,875 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           5,746,875 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       5,746,875 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 39%. (Based on 8,894,426 Shares reported as outstanding as of May 9, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 31659 P 10 3                                    Page 6 of 12 Pages
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Johnson
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              5,746,875 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           5,746,875 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       5,746,875 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 39%. (Based on 8,894,426 Shares reported as outstanding as of May 9, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 31659 P 10 3                                    Page 7 of 12 Pages
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert D.D. Forbes
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              5,746,875 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           5,746,875 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       5,746,875 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                         [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 39%. (Based on 8,894,426 Shares reported as outstanding as of May 9, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 3 (the "Third Amendment") amends and supplements
(i) the statement on Schedule 13D (the "Statement") filed with the Securities Exchange Commission (the "Commission") on December 4, 1999, by Industrial-Works Holding Corp., a Delaware corporation ("IWH"), Glenmount International, L.P., a Delaware limited partnership and sole shareholder of IWH ("GILP"), Glenmount, LLC, a Delaware limited liability company and manager of GILP ("GLLC"), Glenmount Investment, LLC, a Delaware limited liability company and the general partner of GILP ("GILC"), and the managers of GLLC to report their interest in shares of Series B Preferred Stock (the "Series B Preferred Stock"), convertible into shares of Common Stock (the "Shares") of Fieldworks, Incorporated, a Minnesota corporation (the "Issuer"), (ii) Amendment No. 1 to the Statement, filed with the Commission on March 3, 2000, by Industrial-Works Holding Co., LLC, a Delaware limited liability company and successor of IWH ("IWHC"), GILP, the sole member of IWHC, GLLC, GILC, and the managers of GLLC(collectively, IWHC, GILP, GLLC, GILC, and the managers of GLLC are the "Filing Persons")(the "First Amendment"); and (iii) Amendment No. 2 to the Statement, filed with the Commission on April 6, 2000, by the Filing Persons (the "Second Amendment"). The Third Amendment is filed by the Filing Persons. Capitalized terms not otherwise defined shall have the same meanings as set forth in the Statement, as amended by the First Amendment and the Second Amendment.


ITEM 4. PURPOSE OF TRANSACTION.

          The response set forth in Item 4 of the Statement is hereby amended by inserting the following paragraph immediately before the last paragraph in such
Item:

          In connection with an agreement by which Kontron Embedded Computers, A.G. ("Kontron") purchased notes and acquired other rights from the Issuer, IWHC has acquired the right (but not the obligation) to sell to Kontron shares of Series B Preferred Stock and shares of Series C Preferred Stock, presently held by IWHC, exercisable, in the aggregate, for 3,400,000 shares of the Issuer in exchange for 62,000 bearer shares of Kontron (the "Kontron Shares"; the "Kontron Option"). IWHC's rights under the Kontron Option became exercisable (as of October 1, 2000) on August 16, 2000, when IWHC received notice that Kontron had elected to acquire additional Shares directly from the Issuer, pursuant to a separate agreement between Kontron and the Issuer. Both the original purchase agreement between Kontron and the Issuer (which created Kontron's right to acquire shares from the Issuer) and the agreement giving rights to IWHC were originally signed on June 30, 2000, but IWHC's rights did not arise until August 16, 2000. As of the date of this filing, IWHC has not exercised the Kontron Option and is not obligated to do so in the future. If IWHC does exercise its rights under the Kontron Option at a future date, it will do so after considering a number of factors, including but not limited to (i) whether the shareholders of the Issuer will approve the transactions contemplated by the Kontron Option; (ii) the market price of the shares and the Kontron Shares;
(iii) the Issuer's and Kontron's projected financial performance; and (iv) other relevant factors. The Kontron Option expires if it is not exercised prior to February 15, 2001. The Kontron Option, which is included as Exhibit 7.g to this filing, contains additional terms and restrictions with respect to IWHC's exercise of the Kontron Option and the acquisition of the Kontron Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The response set forth in Item 5 of the Statement is hereby amended by deleting the last paragraph and by inserting the following paragraph immediately after the second paragraph in such Item:

          Due to anti-dilution adjustments, the number of shares issuable on conversion of the Series B Preferred Stock was adjusted to 4,427,083 shares on conversion at a new conversion price of $0.96 per share pursuant to Section 7(b) and 7(f) of the Resolution Establishing the Series, Setting Forth the Designation and Fixing the Relative Rights and Preferences of Series B Convertible Participating Preferred Stock attached as Exhibit A to the Securities Purchase Agreement dated November 20, 1999. In addition, the number of shares issuable on conversion of the Series C preferred stock was adjusted to 1,000,000 shares at a conversion price of $1.00 per share effective pursuant to
Section 6(f) of the Resolution Establishing the Series, Setting Forth the designation and Fixing the Relative Rights and Preferences of Series C Convertible Participating Preferred Stock attached as Exhibit A to the Preferred Stock Purchase Agreement dated March 2000 ("Exhibit A"). Subsequently, the 1,000,000 shares issuable on conversion were further adjusted to 1,041,667 at a new conversion price of $0.96 per share pursuant to Section 6(b) and 6(g) of Exhibit A. The immediate right to acquire an additional 267,000 shares through exercise of the First and Second Warrants has been adjusted to 278,125 shares pursuant to Section 4(c) of the Warrants. Therefore, the total number of Shares which can be acquired by exercising conversion rights and warrants has been adjusted to 5,746,875 which represents approximately 39% of the outstanding stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response set forth in Item 6 of the Statement is amended and restated as follows:

          The persons filing this Statement disclaim the existence of a group and, except as noted, disclaim beneficial ownership of the Shares held by the other persons filing this Statement. Except for the Securities Purchase Agreement, the Voting Agreement, the Management Agreement, the Stock Purchase Agreement, the Revised Commitment, the Kontron Option, and the agreement among the Filing Persons to file a joint statement on Schedule 13-D, there are no contracts, arrangements or understandings among the Filing Persons and other parties with respect to securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The response set forth in Item 7 of the Statement is amended and restated as follows:

          7.a Agreement to File a Joint Statement on Schedule 13-D (to which IWH succeeded by merger).*

          7.b Securities Purchase Agreement, dated as of November 20, 1999, by and among Fieldworks, Incorporated, and Industrial-Works Holding Corp. *

          7.c Voting Agreement by and among Fieldworks, Incorporated, certain shareholders of Fieldworks, Incorporated, and Industrial-Works Holding Corp. (Exhibit D to Securities Purchase Agreement)*

          7.d Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated February 18, 2000.*

          7.e Preferred Stock Purchase Agreement, dated as of March 31, 2000, by and between Fieldworks, Incorporated, and Industrial-Works Holding Co., LLC.*

          7.f Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated March 31, 2000.*

          7.g Option of Industrial-Works Holding Co., LLC to acquire shares of Kontron Embedded Computers AG, dated June 29, 2000, and August 16, 2000 amendment thereto.


          NOTE:Items marked with a "*" have previously been filed with the Securities Exchange Commission, and are hereby incorporated by reference.

                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: _________, 2000

                            INDUSTRIAL-WORKS HOLDING CO., LLC


                            By: GLENMOUNT INTERNATIONAL, L.P., Member

                               By: GLENMOUNT INVESTMENT, LLC, General Partner


                                    By:___________________________
                                         Michael E. Johnson
                                         Managing Director



                                    By:___________________________
                                         Robert D.D. Forbes
                                         Managing Director



                         GLENMOUNT INTERNATIONAL, L.P.

                            By: GLENMOUNT INVESTMENT, LLC, General Partner



                               By:________________________________
                                    Michael E. Johnson
                                    Managing Director


                              By:_________________________________
                                    Robert D.D. Forbes
                                    Managing Director


                         GLENMOUNT INVESTMENT, LLC


                              By:_________________________________
                                    Michael E. Johnson
                                    Managing Director


                              By:_________________________________
                                    Robert D.D. Forbes
                                    Managing Director

                              GLENMOUNT, LLC


                                   By:____________________________
                                         Michael E. Johnson
                                         Managing Director


                                   By:____________________________
                                         Robert D.D. Forbes
                                         Managing Director


                              ____________________________________
                              MICHAEL E. JOHNSON, an individual


                              ____________________________________
                              ROBERT D.D. FORBES, an individual